DIALPOINT COMMUNICATIONS CORPORATION

2354-B Ebenezer Road

Rock Hill, South Carolina 29732

Telephone (877) 463-7864

December 11, 2008

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:

Dialpoint Communications Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 15, 2008

Form 10-Q for Fiscal Quarters Ended March 31, 2008,

 June 30, 2008 and September 30, 2008

Form 8-K filed January 9, 2008

File No. 000-52921

Mr. Spirgel,

Here follows our responses to your Comment Letter dated December 3, 2008. The questions raised by your comment letter are below and our answers to such questions are in bold immediately following each question.

General

1.

When filing amended periodic reports, please update signatures and provide certifications in the format set forth under Item 601(b)(31) of Regulation S-K.

Answer:  The company, when filing amended periodic reports, will update signatures and provide certifications in the format set forth under Item 601(b)(31) of Regulation S-K.

Form 8-K filed January 9, 2008

2.

We note your response to comment 2.  Please tell us how you will correct this error (i.e., how you plan to revise your accounting for the acquisition) and when you anticipate you will be able to file amended reports.

Answer:  The company will revise the accounting for the acquisition to reflect a business combination.  A 305 Pro Forma Financial Statement will be included in the next 10K filing.

Form 10-OSB for the Fiscal Quarter Ended September 30, 2008

Item 4.  Controls and Procedures, page 21

3.

We note that your certifying officers continue to conclude that your disclosure controls and procedures are “sufficiently” effective.  As noted in our comment letter dated October 21, 2008, it is not appropriate to include such a qualification to their conclusion with regard to the effectiveness of your disclosure controls and procedures.  You must clearly state that the disclosure controls and procedures are either effective or not effective.  Please revise your disclosures as appropriate.

Answer:  The company acknowledges this continued mistake and will revise our disclosure controls and procedures to clearly state them as effective.

4.

When amending your periodic reports, please consider the impact of the amendments in developing your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the reports and revise your disclosures as appropriate.

Answer:  The company will consider the impact of the amendments in developing conclusions regarding the effectiveness of our disclosure controls and procedures.

Exhibits 31.1 and 31.2

5.

We note that you filed your principal executive officer and principal financial officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Answer:  The company will revise the principle executive officer and principal financial officer certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Should you require any additional information do not hesitate to contact me.

Sincerely,

/S/ Ann DiSilvestre

Ann DiSilvestre

Chief Executive Officer

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